SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Vantage Energy Acquisition Corp.
(Name of Issuer)
Units (one share of Class A Common Stock, par value $0.0001 and one-third of one redeemable warrant)
 (Title of Class of Securities)

92211L204
(CUSIP Number)
April 11, 2017
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,280,000 (1)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,280,000 (1)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,280,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12.	TYPE OF REPORTING PERSON

PN
(1)	See Item 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,720,000 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,720,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,720,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.	TYPE OF REPORTING PERSON

PN

(1)	See Item 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,720,000 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,720,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,720,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%

12.	TYPE OF REPORTING PERSON

CO

(1)	See Item 4

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of close of business on April 21, 2017.
Item 1(a).	Name of Issuer:
Vantage Energy Acquisition Corp. ("Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
5221 N. O'Connor Boulevard, 11th Floor, Irving, TX 75039.

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott Associates"), Elliott International, L.P. ("Elliott International"), and Elliott International Capital Advisors Inc. ("International Advisors" and collectively with Elliott Associates and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott Associates.  Hambledon, Inc. ("Hambledon") is the general partner of Elliott International.  International Advisors is the investment manager for Elliott International.  International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Unit.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of Elliott Associates, International Advisors, Capital Advisors, Singer and Special GP is 40 West 57th Street, 30th Floor, New York, New York 10019.
The business address of Elliott International and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.
Item 2(c).	Citizenship:
Each of Elliott Associates and Capital Advisors is a limited partnership formed under the laws of the State of Delaware.
Elliott International is a limited partnership formed under the laws of the Cayman Islands, British West Indies.
International Advisors is a corporation formed under the laws of the State of Delaware.
Special GP is a limited liability company formed under the laws of the State of Delaware.
Hambledon is a corporation formed under the laws of the Cayman Islands, British West Indies.
Singer is a U.S. citizen.
Item 2(d).	Title of Class of Securities:
Units consisting of one share of Class A Common Stock $0.0001 par value and one-third of a redeemable warrant (the "Units").
Item 2(e).	CUSIP Number:
92211L204

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
Elliott Associates individually beneficially owns 1,280,000 Units through Manchester Securities Corp., a wholly-owned subsidiary.
Elliott International and International Advisors together beneficially own the 2,720,000 Units held by Elliott International.
Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 4,000,000 Units.
Each Unit consists of one share of Class A Common Stock and one-third of one redeemable warrant. The Issuer expects the Class A Common Stock and warrants comprising the Units to begin separate trading on the 52nd day following the date of the Prospectus unless Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. informs the Issuer of its decision to allow earlier separate trading, subject to the Issuer's satisfaction of certain conditions.  The warrants will become exercisable on the later of 30 days after the Issuer's completion of its initial business combination and 12 months from the closing of the offering that closed on or about April 17, 2017, and the warrants will expire five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation.
(b)	Percent of class:
The aggregate percentage of Units reported owned by each person named herein is based upon 48,000,000 Units outstanding as of April 12, 2016, following the conclusion of the Issuer's previously announced underwritten public offering, not including the exercise of the underwriters' over-allotment option, as disclosed in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, (the "Prospectus") with the Securities and Exchange Commission on April 12, 2017 and Current Report on Form 8-K filed with the SEC on April 14, 2017.

Elliott Associates' ownership of 1,280,000 Units constitutes approximately 2.7% of all of the outstanding Units.

Elliott International and International Advisors' aggregate beneficial ownership of 2,720,000 Units constitutes approximately 5.7% of all of the outstanding Units.

Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 4,000,000 Units constitutes approximately 8.3% of all the outstanding Units.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
Elliott Associates has sole power to vote or direct the vote of 1,280,000 Units.
(ii)	Shared power to vote or to direct the vote
Elliott International and International Advisors together have shared power to vote or direct the vote of 2,720,000 Units.
(iii)	Sole power to dispose or to direct the disposition of
Elliott Associates has sole power to dispose or direct the disposition of 1,280,000 Units.
(iv)	Shared power to dispose or to direct the disposition of
Elliott International and International Advisors together have shared power to dispose or direct the disposition of 2,720,000 Units.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Elliott Associates holds 1,280,000 of its Units through Manchester Securities Corp., a New York corporation that is a wholly-owned subsidiary of Elliott Associates.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	April 21, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Units of Vantage Energy Acquisition Corp. dated April 21, 2017, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	April 21, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President